Exhibit 99

[LOGO]   NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

**Kadant Reports Results for First Quarter 2008 and
Reaffirms Full Year 2008 Guidance**

Announces Record Backlog of $119 Million

WESTFORD, Mass., April 23, 2008 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $85.9 million in the first quarter of 2008, a decrease of $2.3 million, or 3 percent, compared to $88.2 million in the first quarter of 2007. The 2008 period included a $4.5 million, or 5 percent, increase from foreign currency translation and the 2007 period included $1.2 million in revenues from the Casting Products business that was sold in April 2007. Excluding these items, revenues decreased $5.6 million, or 7 percent, in the first quarter of 2008 compared to the 2007 period. Operating income from continuing operations in the 2008 quarter increased 2 percent to $7.6 million versus $7.4 million in the first quarter of 2007. This increase included a net gain from restructuring costs and other income of $0.5 million, most of which was associated with a gain on the sale of assets. Income from continuing operations (after-tax) was $5.1 million in the first quarter of 2008, or $.36 of diluted earnings per share (EPS), versus income of $4.7 million, or $.33 of diluted EPS, a year ago. Including the discontinued operation, net income in the first quarter of 2008 was $5.1 million, or $.36 per diluted share, versus $4.3 million, or $.30 per diluted share, in the 2007 quarter.

	Three Months Ended			
($ in millions)	March 29, 2008	March 31, 2007	Change	% Change
Revenues, as reported	$ 85.9	$ 88.2	$ (2.3)	(3)%
Adjustments to revenues for the following:				
Favorable foreign currency effect	(4.5)	-	(4.5)	(5)
Sale of Casting Products business	-	(1.2)	1.2	1
Revenues, as adjusted	$ 81.4	$ 87.0	$ (5.6)	(7)%

        "Although our revenues were slightly below our guidance for the quarter, we were able to exceed the top end of our earnings guidance by 4 cents per diluted share," said William A. Rainville, chairman and chief executive officer of Kadant. "Operating income in our Pulp and Papermaking Systems segment was up 14 percent over last year and was 13.1 percent of segment revenues, compared to 11.4 percent last year. The operating loss in our Corporate and Other category was $1.1 million higher than last year, due to reduced profitability in our fiber-based granules business and to $0.5 million of additional non-cash employee equity compensation expense.

        "We did see mixed revenue and booking results geographically in the quarter. In general, our European businesses, especially in fluid handling, posted solid performances, while we saw a slowdown in activity in Asia and North America. Encouragingly, we ended the quarter with a record backlog of $119 million, up 40 percent over the backlog at the end of the first quarter of 2007. Our cash flows from continuing operations were $6.3 million and we purchased $12 million of our common stock during the quarter.

        "We believe there are several aspects of our business which mitigate the impact of the worsening worldwide economic climate of the past few months, including our diverse geographic footprint and a stable aftermarket business. For these reasons, along with our record backlog at the end of the first quarter of 2008 and encouraging fluid handling bookings and revenues in Europe, we are maintaining our full year earnings and revenue guidance. For the full year, we expect to report GAAP diluted EPS of $1.85 to $1.90 from continuing operations on revenues of $385 to $395 million. For the second quarter, we expect to report GAAP diluted EPS of $.41 to $.43 from continuing operations on revenues of $94 to $96 million."

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Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including earnings before interest, taxes, depreciation, and amortization (EBITDA) and revenues adjusted to exclude both the results from the sale of our Casting Products business and the effects of foreign currency translation. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operations and future prospects, consistent with how management measures and forecasts Kadant's performance, especially when comparing such results to previous periods or forecasts. We also believe this information is responsive to investors' requests and gives them an additional measure of Kadant's performance.

We use non-GAAP financial measures, in addition to GAAP financial measures, as the basis for measuring our underlying operating performance and comparing such performance to that of prior periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release and in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, April 24, 2008, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. Please reference Event ID number 42165462. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until May 22, 2008.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

| Consolidated Statement of Income | Three Months Ended | |
	March 29, 2008	March 31, 2007
Revenues	$ 85,864	$ 88,241
Costs and Operating Expenses:		
Cost of revenues	51,804	55,694
Selling, general, and administrative expenses	25,369	23,496
Research and development expenses	1,608	1,667
Restructuring costs and other income, net (a)	(473)	-
	78,308	80,857
Operating Income	7,556	7,384
Interest Income	541	351
Interest Expense	(595)	(806)
Income from Continuing Operations Before Provision for Income Taxes and Minority Interest Expense	7,502	6,929
Provision for Income Taxes	2,288	2,190
Minority Interest Expense	97	48
Income from Continuing Operations	5,117	4,691
Loss from Discontinued Operation, Net of Tax	(4)	(392)
Net Income	$ 5,113	$ 4,299
Basic Earnings per Share		
Income from Continuing Operations	$ .36	$ .33
Loss from Discontinued Operation	-	(.02)
Net Income	$ .36	$ .31
Diluted Earnings per Share		
Income from Continuing Operations	$ .36	$ .33
Loss from Discontinued Operation	-	(.03)
Net Income	$ .36	$ .30
Weighted Average Shares		
Basic	14,167	14,007
Diluted	14,273	14,214

| Business Segment Information (b) | Three Months Ended | |
	March 29, 2008	March 31, 2007
Revenues:		
Pulp and Papermaking Systems	$ 83,258	$ 84,034
Other	2,606	4,207
	$ 85,864	$ 88,241
Gross Profit Margin:		
Pulp and Papermaking Systems	40%	37%
Other	39%	34%
	40%	37%
Operating Income:		
Pulp and Papermaking Systems	$ 10,878	$ 9,570
Corporate and Other	(3,322)	(2,186)
	$ 7,556	$ 7,384
Bookings from Continuing Operations:		
Pulp and Papermaking Systems	$ 87,332	$ 96,207
Other	2,352	4,017
	$ 89,684	$ 100,224
Capital Expenditures from Continuing Operations:		
Pulp and Papermaking Systems	$ 1,425	$ 775
Corporate and Other	185	63
	$ 1,610	$ 838

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	Three Months Ended		
Cash Flow and Other Data from Continuing Operations	March 29, 2008		March 31, 2007
Cash Provided by Operations	$ 6,328	$	6,452
Depreciation and Amortization Expense	1,858		1,757

Balance Sheet Data	March 29, 2008		Dec. 29, 2007
Cash and Cash Equivalents	$ 58,527	$	61,553
Short- and Long-term Debt	42,962		40,700
Shareholders' Investment	281,007		278,751

	Three Months Ended		
EBITDA Data	March 29, 2008		March 31, 2007
Consolidated			
GAAP Operating Income	$ 7,556	$	7,384
Depreciation and Amortization	1,858		1,757
EBITDA (a)	$ 9,414	$	9,141
Pulp and Papermaking Systems			
GAAP Operating Income	$ 10,878	$	9,570
Depreciation and Amortization	1,730		1,624
EBITDA (a)	$ 12,608	$	11,194
Corporate and Other (b)			
GAAP Operating Loss	$ (3,322)	$	(2,186)
Depreciation and Amortization	128		133
EBITDA	$ (3,194)	$	(2,053)

(a) Includes net restructuring costs and other income of $473 in the three-month period ended March 29, 2008 related to restructuring costs of $121 and a gain from the sale of assets of $594.

(b) "Other" includes the results from the Fiber-based Products business and the Casting Products business through its sale on April 30, 2007.

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About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $366 million in 2007 and 2,000 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, the effect of economic conditions on our business, and demand for our products. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's annual report on Form 10-K for the period ended December 29, 2007. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; international sales and operations; competition; our debt obligations; restrictions in our credit agreement; litigation and warranty costs related to our discontinued operation; our acquisition strategy; future restructurings; factors influencing our fiber-based products business; protection of patents and proprietary rights; fluctuations in quarterly operating results; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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